Exhibit 99.1

MHG - REFINANCING OF BANK FACILITIES

Marine Harvest ASA is pleased to announce an agreement to refinance its existing bank facilities with a senior secured five year EUR 425m multicurrency revolving credit facility ("Facility"), with its existing lenders; DNB, Nordea, Rabobank and ABN AMRO.

The Facility includes an accordion increase option, which provides flexibility for the parties to agree an increased size of the facility by further up to EUR 425 million during the term of Facility.

The principal financial covenant of the Facility is an equity ratio of no less than 35% during the term. The remaining portfolio of interest bearing debt does not include more restrictive financial covenants.

The portfolio of interest bearing debt does not include any scheduled amortisations.

Marine Harvest is pleased by the reduced interest commitments and increased financial flexibility generated by the combination of the Facility and the recently issued EUR 375m convertible bond.

For queries, please contact:

Ivan Vindheim, CFO, +47 958 71 310
Henrik Heiberg, VP Finance & Treasury, +47 917 47 724

This press release may be deemed to include forward-looking statements, such as statements that relate to future financial expenses.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include: risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.